Filed by Archrock, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Archrock Partners, L.P.

Commission File Number: 001-33078

TRANSCRIPT

The following is a transcript of an investor call held by Archrock, Inc. and Archrock Partners, L.P. at 9:00 a.m. Central time on January 2, 2018. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.  Archrock and Archrock Partners believe that none of these inaccuracies is material. A replay of the recorded conference call will be accessible for a limited time through Archrock’s web site at www.archrock.com.

SPEAKERS

David Skipper

Brad Childers

PRESENTATION

Operator: Good morning.  Welcome to Archrock Incorporated and Archrock Partners LP’s Conference Call.  After today’s prepared remarks, there will be an opportunity to ask questions.  [Operator instructions].  Please note that this conference is being recorded.  Your host for this morning’s call is David Skipper, Director, Investor Relations and Treasurer of Archrock.

I will now turn the call over to Mr. Skipper.  You may begin.

David Skipper: Thank you, operator.  Good morning, everyone.  I’d like to welcome everyone to today’s call to discuss the announcement that Archrock Inc. has executed an agreement to acquire all of the outstanding public units of Archrock Partners.  With me today are Brad Childers, President and CEO of Archrock and Archrock Partners, and Randy Guba, Interim CFO of Archrock and Archrock Partners.  The press release and presentation related to the merger announcement have been posted on our website and can be found under the Investor Relations section of our website at www.archrock.com.  During today’s call, Archrock Inc. may be referred to as Archrock or AROC, and Archrock Partners, LP as either Archrock Partners or APLP.

I want to remind listeners that the news release and presentation issued today by Archrock and Archrock Partners, the company’s prepared remarks on this conference call, and the related question and answer session include forward-looking statements.  These forward-looking statements include projections and expectations of the company’s performance and represent the company’s current beliefs.  Various factors could cause results to differ materially from those projected in the forward-looking statements.  Information concerning the risk factors, challenges, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements can be found in the company’s press release and presentation, as well as in Archrock’s Annual Report on Form 10-K for the year ended December 31, 2016; and Archrock Partner’s Annual Report on Form 10-K for the year ended December 31, 2016; and those set forth from time to time in Archrock’s and Archrock Partners’ filings with the

Securities and Exchange Commission, which are currently available at www.archrock.com.  Except as otherwise required by law, the companies expressly disclaim any intention or obligation to revise or update any forward-looking statements.

In addition, our discussion today will include non-GAAP financial measures, including EBITDA, cash available for dividend, and distributable cash flow.  For reconciliations of our non-GAAP financial measures to our GAAP financial results, please see today’s press releases and our Form 8-K as furnished to the SEC.

I will now turn the call over to Brad to discuss the transaction in more detail.

Brad Childers: Thank you, David, and good morning, everyone.  The merger of Archrock and Archrock Partners is an important step toward improving our credit profile, significantly reducing our need for equity capital, enhancing our dividend coverage, and lowering our cost of capital.  Additionally, the transaction will allow us to retain additional capital to invest in our robust opportunity set of organic growth projects.

First, I want to provide some background on how this transaction came about.  Over the past few months, in conjunction with the Archrock Board of Directors and our financial advisor, we’ve evaluated a number of strategic alternatives for the Archrock enterprise.  Of the available options, we concluded that the simplification transaction is the best alternative to enhance value for our shareholders and unit holders.  Over the course of the past couple of years we’ve noted significant changes in the MLP equity market.  MLP equity markets have been challenged, and difficult to access, and it’s unclear whether and when this trend will reverse.

As a result of these MLP equity market challenges, as well as the robust opportunity set ahead of us, we believe now is the right time to execute this transaction and create a simplified corporate structure.  We believe that the simplified structure can further utilize cash generated from operations to fund our growth capital program and improve our credit profile.  We also believe that this transaction, over the long term, will create substantial value for Archrock and Archrock Partners’ respective investors versus the other available alternatives.

Under the terms of the merger agreement, Archrock Partners’ public unit holders will receive 1.4 shares of Archrock common stock for every common unit of Archrock Partners.  The applied value of the exchange ratio represents a 23% premium to APLP’s closing price on December 29, 2017, and a 24% premium to APLP’s volume-weighted average price during the ten trading days that ended December 29th.  The incentive distribution rights of Archrock Partners will be eliminated, which will reduce our cost of capital over the long term.  The transaction will not trigger any change control provisions under Archrock Partners’ senior notes, and there are no financing contingencies.

The transaction is subject to customer closing conditions, including the filing and effectiveness of a registration statement with the SEC registering the Archrock shares to be issued in the transaction, as well as the approval of both Archrock’s shareholders and Archrock Partners’ unit holders.  On completion of the transaction, management intends to recommend to the Archrock Board of Directors a 10% increase in the quarterly dividend rate for the first full quarter following completion of the transaction.  Thereafter, management is targeting a 10% to 15% annual dividend growth rate through 2020.  The transaction has been approved by the APLP Conflicts Committee comprised solely of independent directors, and the Boards of Directors of both Archrock and Archrock Partners.

Now, let me summarize and highlight the benefits we see in this transaction.  First, Archrock is paying a meaningful premium to recent Archrock Partners’ trading levels.  The equity consideration given in the transaction will allow Archrock Partners’ unit holders to continue to participate in the substantial growth we see ahead for our franchise.  Second, the transaction increases the financial stability of Archrock, and accelerates the deleveraging process through increased retained cash flow.  On a pro forma basis, Archrock is expected to have over 2 times dividend coverage through 2020.  The transaction is immediately accretive to Archrock’s cash available for dividend per share, and over the long term the transaction is expected to be accretive to Archrock Partners’ distributable cash flow per unit.  The transaction will also result in an immediate dividend increase and what we anticipate will be a sustainable dividend growth rate of 10% to 15% through 2020.

Fourth, the combination creates greater equity trading liquidity, and should it be needed, access to a deeper pool of lower cost C-Corp equity capital.  The transaction is also expected to result in ongoing annual savings in costs of $2 million to $3 million.  Finally, the transaction is expected to result in a step-up in tax basis on the partnership’s assets.  Due to the step-up in basis and our expected capital expenditure levels, we expect that Archrock will not be a federal cash taxpayer through 2023.

As we have stated, our strategy is to leverage our solid customer relationships, our unmatched service presence in every growing US natural gas producing basin, and our excellent service teams to drive shareholder returns as we grow our business as a result of the significant growth we see ahead in natural gas production.  This transaction is part of the execution of our strategy, as it will simplify our structure, provide increased retained cash flow to invest in growth projects, as well as accelerate the de-leveraging of our balance sheet.

Over the long term, the transaction also improves our platform for making third-party acquisitions should the opportunity arise.  Going forward, we will continue to grow the largest fleet of in-demand large horsepower equipment in the market, improve our application of technology, and drive returns to our shareholders.

Regarding timing, we are targeting filing a registration statement, including a joint proxy statement and prospectus, in the coming weeks.  We expect to hold the Archrock shareholder and APLP unit holder meetings in the second quarter of 2018, and close the transaction shortly thereafter.  Finally, this transaction is an important step in enhancing Archrock’s ability to capture the next leg of growth in the US natural gas compression market.  The transaction will strengthen our financial profile and enhance our ability to execute on our strategic growth plans.  We’re optimistic about the long-term growth prospects for US natural gas production and for our business, and we believe that this transaction will unlock substantial value for our investors.

I’d now like to turn the call back to the operator and open it up for questions.

Operator: Thank you.  We will now begin the question and answer session.  [Operator instructions].  Our first question on line comes from Mr. Andrew Burd, from JPMorgan.  Please go ahead.

Charlie: Yes, hi.  This is Charlie in for Andy.  Can you talk about your funding outlook from here?  Do you expect to be self-funding going forward without any new equity issuance?

Brad Childers: Sure, thanks for the question.  While we can never say never, right now we intend to fund our current growth capex with funds from operations as well as funds available under current credit facilities.  That’s our funding plan for the foreseeable future.  We’ll have more about what our prospects and capex look like for 2018 when we come out with our fourth quarter earnings, as well as in our guidance for Q1 of 2018.

Charlie: Okay.  Then one other, just without that complicated structure and with lower capital markets activity, what’s the ideal resume for a permanent CFO as you chart Archrock’s next path forward?

Brad Childers: Sure, what we said and shared already is that we’re looking for a CFO that has good operational experience, and that’s both in the operations itself in the field, helping to evaluate and optimize the efficiency of our service and delivery model, as well as a good operating experience at the financial platform that is driving the support functions in the company.  Those are a couple of the areas that we really want to emphasize as we look for a permanent replacement.

Charlie: Okay, great.  Just the last one, over the long run, what distribution coverage is ideal from your perspective?

Brad Childers: Yes, we haven’t given guidance on what coverage is ideal.  What we have noted, and what we do note is that in the past, while some MLP structures especially have looked at coverages in the 1.1 to 1.2 times level, we think that a good coverage level will likely be north of that in the future, and while we are trying to de-leverage, we’re obviously targeting a higher level of coverage on equity in the foreseeable future, just as we continue to fund capex and focus on deleveraging the business.  We’ll continue to focus on coming up with that ideal or that optimal coverage position, but we do believe it’s going to be north of where it has been historically.

Charlie: Okay, great.  Thank you very much.

Brad Childers: Yes, thank you.

Operator: Thank you.  Our next question on line comes from TJ Schultz, from RBC Capital Markets.  Please go ahead.

TJ Schultz: Great, thanks.  Good morning.  You talked a little bit about why you went this route, and it sounds like it really came down to the view that it was difficult to raise equity in the MLP market, but you had a lot of coverage at the MLP.  So as I think about it, is there a shift or acceleration in the level of spending for this year and next year, maybe versus what you thought six months ago?  Then if you could just talk a little bit about lead times for new orders, and when some of that spending may start to benefit you all.

Brad Childers: Sure.  We haven’t issued guidance for our capital expenditure levels for 2018 yet, so keeping that in mind, this is not the product of a shift in our capex plans or expenditure levels overall, or a perceived shift in the market.  It is, however, what we believe to be a move to a more efficient capital structure in today’s market environment where we get to retain more cash flow, we get to focus and accelerate the deleveraging process, as well as fund growth for the organic growth we see ahead, which we expect to be pretty robust.

The short answer is no, it’s not really a shift.  We do believe the structure is more supportive of the way we want to run the business in the market that we see that we are in today, and expect to continue.

As far as lead times, lead times remain out fairly substantially for large horsepower equipment that is in the 3600 engine size for Caterpillar of 50 weeks and beyond.  It’s shorter than that for smaller horsepower, including the 3500 series levels, which is more in the 40-plus weeks’ time frame.

TJ Schultz: Okay.  What about the acquisition market?  How does that look like, or what does that look like for you all, and would you think you could be more active there going forward?

Brad Childers: We remain convinced that there are a lot of players in this space, and it’s an area where some consolidation in the marketplace could help take cost out for the benefit of our customers, primarily.  We do see that this is a market that could benefit from some consolidation.  In the past, we’ve led a lot of that consolidation.  We’d be very amenable to do so again for high quality assets that make sense at a price that makes sense for our overall return expectations.

That said, this new structure, I think, is supportive of us having access to capital to fund some of that growth should those opportunities arise.

TJ Schultz: Makes sense.  Your target debt leverage at the new company?

Brad Childers: We’re not changing our overall target debt leverage.  We still believe that 3.5 times to 4 times is a healthy and good leverage position for this very capital-intensive business.  We are still maintaining that as our target.  One of the things that this transaction does that we like a lot is it does accelerate and give us visibility to seeing that when we can start to achieve something that’s below 4 times, which we’ve said in the past was what we really wanted to see in order for us to be able to adjust our capital policy, and increase our dividend.

TJ Schultz: Okay great, thanks.  Just last one, on the tax calculation and the statement that there are no cash taxes, I think until 2023, does that imply any certain level of spending over the next several years?  Just any more color on the assumptions that get you to that tax shield.  Thanks.

Brad Childers: Sure.  With no specific guidance on that, it does imply a capital expenditure level that’s consistent with our recent capital expenditure levels.

TJ Schultz: Okay, thank you.

Brad Childers: Yes, thanks.

Operator: Thank you.  Our next question on line comes from Mr. John Watson, from Simmons & Company.  Please go ahead.

John Watson: Good morning, guys, and congrats on the transaction.  I think it simplifies the story a lot.

Brad Childers: Thanks.

John Watson: Brad, a quick one on valuation, can you help us think about how you all came up with the 23% premium, and what metrics you looked at, and also maybe an additional comment or two on how you expected yield to be accretive to AROC?

Brad Childers: Sure.  So look, as you know, these transactions—which you’ve seen a few in the marketplace right now—the actual pricing and the exchange ratio on this transaction is the result of a negotiation that took place between Archrock and the Archrock Partners Conflicts Committee.  It reflects what both parties believe was an appropriate, relative ownership of the pro forma entity, given the companies’ comparative and relative financial prospects.  That’s how it was derived.

John Watson: Okay, and then the comment on the deal being immediately accretive to AROC shareholders, is that just with respect to the dividend coverage and the higher dividend, or did you also think about EBD [ph] EBITDA and some other valuation metrics?

Brad Childers: Well, the reference that we’re talking about there is primarily that given the direct operational cash flow generated by the pro forma entity, and given the reduced payout on an overall per-share basis, there’s more retained cash flow, making it highly accretive from a distributable cash flow to the Archrock shareholders.  That’s the basic comment that we made, and have talked about, and it’s one of the main benefits that we see in this transaction in addition to the accelerated deleveraging and stable, simplified financial platform.

John Watson: Right, okay, that makes sense.  Then on that last comment, could the dividend increase by more than the guidance given if leverage drops below the targeted 3.5 to 4 times, or is that guidance of dividend growth baked in in concordance with what you’re expecting for leverage?

Brad Childers: The guidance that we’re giving on the dividend policy does make assumptions around both operating performance and what we accomplish from a leverage perspective over time.  Yes, we’ve set that with expectations on what we see ahead.  Should there be a change in our overall financial performance, or our overall financial platform we will revisit our capital policy and rethink how we’ve allocated between growth capex, debt reduction, and returns to our investors.

John Watson: Great, and one last one from me.  Is it fair to expect a higher dividend growth rate in 2019 and 2020, relative to 2018 as the deleveraging occurs?

Brad Childers: Nice try.  We’ve given the overall dividend policy guidance of the 10% to 15%, and that’s the guidance that we’re going to give at this time.

John Watson: Great.  Well, congrats again, and thanks for taking my questions.

Brad Childers: You bet, thank you.

Operator: Thank you.  Our last question comes from Sharon Lui, from Wells Fargo.  Please go ahead.

Sharon Lui: Hi, good morning.

Brad Childers: Morning, Sharon.

Sharon Lui: Can you just talk about what the pro forma leverage would be immediately, and the timing of when you expect to achieve that target of 3.5 to 4 times?

Brad Childers: Right, so the immediate pro forma leverage will not be materially different.  It’s a deleveraging process over time, and candidly, what we see is that we see it pick up steam with the combination over the course of 2019 and 2020, Sharon.  The immediate leverage position is not substantially different; it’s the impact that we see over the coming two to three years of deleveraging that is helped and aided or accelerated by the transaction.

Sharon Lui: Okay, so I guess in terms of achieving that target, is that a 2019-type event?

Brad Childers: Yes.  We’re not forecasting the exact point when we expect to achieve it, but we do expect to achieve something close to just being able to see that we’ll get below 4 times within the forecast period.  But, no commitment or no real guidance as to the exact timing to the issues [ph].

Sharon Lui: Okay.  I guess with regards to the dividend target, can you maybe provide some color on how you arrived at that 10% to 15% range?

Brad Childers: Sure.  With the amount of cash flow that’s generated by the resulting entity, it’s a matter of deciding and allocating the capital among the three primary areas that we can allocate capital to: growth capex needs, and what we see is a very robust period ahead for both natural gas production as well as compression; the second is trying to achieve the accelerated deleveraging that’s one of the main objectives of the transaction that we’re looking at; and then making sure that we’re maximizing how we can return capital to our investors.  As we looked at the needs forward for both capital as well as the deleveraging process, and cash coming from our operations that gave us the target that we laid out.

Sharon Lui: Okay, great.  Thank you.

Brad Childers: Okay, great.  Thanks, Sharon.

Operator: Thank you.  We have no further questions at this time, and I’d like to turn the call over to Mr. Childers for closing comments.

Brad Childers: Great.  Thank you, everybody, for participating in our call today.  We’re excited about this transaction, we’re excited about what this offers for the investors for both Archrock and Archrock Partners, and I look forward to talking to you again when we have our fourth quarter earnings call in just a few months.  Thank you.

Operator: Thank you, ladies and gentlemen.  This concludes today’s conference.  Thank you for participating.  You may now disconnect.

Forward-Looking Statements

All statements in this communication (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Archrock and Archrock Partners, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction to Archrock and Archrock Partners and their stockholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations.

While Archrock and Archrock Partners believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on Archrock, Archrock Partners and their customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of Archrock’s or Archrock Partners’ customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; the results of any shareholder actions that may be filed relating to the restatement of Archrock’s financial statements; the potential additional costs relating to Archrock’s restatement, cost-sharing with Exterran Corporation and to addressing any reviews, investigations or other proceedings by government authorities or shareholder actions; and the performance of Archrock Partners.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in each of Archrock’s and Archrock Partners’ Annual Reports on Form 10-K for the year ended December 31, 2016, and those set forth from time to time in each party’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.archrock.com. Except as required by law, Archrock and Archrock Partners expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Archrock will file a registration statement on Form S-4, including a joint proxy statement/prospectus of Archrock and Archrock Partners, with the SEC.  INVESTORS AND SECURITY HOLDERS OF ARCHROCK AND ARCHROCK PARTNERS ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of Archrock and Archrock Partners in connection with the Archrock shareholder meeting and the Archrock Partners unitholder meeting.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Archrock and Archrock Partners with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.archrock.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Archrock, Archrock Partners and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Archrock’s proxy statement relating to its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017, and Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 23, 2017, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.